Exhibit 99.1

For Investors:	For Media:
Keith Helming	Frauke Oberdieck
Chief Financial Officer	Corporate Communications
+31 20 655 9670	+31 20 655 9616
khelming@aercap.com	foberdieck@aercap.com

John Wikoff
Investor Relations
+31 6 3169 9430
jwikoff@aercap.com

PRESS RELEASE

AerCap Holdings N.V. Reports Financial Results for First Quarter 2015

Amsterdam, Netherlands; May 11, 2015

➢	Adjusted net income of $304.6 million for the first quarter of 2015 (Reported net income of $311.5 million)

➢	Adjusted basic earnings per share of $1.44 for the first quarter of 2015 (Reported basic earnings per share of $1.47)

Operational Update

●	104 aircraft transactions executed including the purchase of 17 aircraft with a value of $1.3 billion.
●	Fleet utilization rate of 99.4%; 7.6 year average age of the owned fleet; and average remaining contracted lease term of 5.9 years.
●
Commitments to purchase 368 aircraft with scheduled delivery dates through 2022. Over 90% of committed aircraft purchases delivering through December 2017 and approximately 65% delivering through 2019 are placed, either under lease contract or letter of intent.

●	$7.2 billion of available liquidity. Since the announcement of the ILFC transaction in December 2013, $14.6 billion of financing has been raised.

Aengus Kelly, CEO of AerCap, commented: "AerCap reported another record quarter with over $300 million of adjusted net income. With 104 aircraft transactions executed, our first quarter results reflect the attractiveness of our aircraft portfolio, the diversity of our global customer base, and the resilience of the industry fundamentals of aircraft leasing. Further, throughout the quarter, we continued to access attractive capital as shown by our execution of $1.6 billion of capital markets initiatives. Finally, our deleveraging continues ahead of plan, ending the quarter with a debt/equity ratio of 3.2 to 1.

Going forward, we continue to see strong demand globally for our aircraft, as evidenced by the 99% utilization rate. Our platform executes an aircraft transaction every 24 hours and our order book remains one of the most attractive in the industry. The combination of our global platform, experienced management team along with the long dated nature of our lease cash flows and liability structure will drive attractive returns for our shareholders. To that end, we will continue to allocate capital to maximize long term shareholder value."

First Quarter 2015 Financial Results

●
Reported net income of $311.5 million, compared with $54.7 million for the same period in 2014. Reported basic earnings per share of $1.47, compared with $0.48 for the same period in 2014. Increases in reported net income and earnings per share over the first quarter 2014 driven primarily by the ILFC transaction.

●
Adjusted net income of $304.6 million, compared with $77.8 million for the same period in 2014. Adjusted basic earnings per share of $1.44, compared with $0.68 for the same period in 2014. Increases in adjusted net income and earnings per share over the first quarter 2014 driven primarily by the ILFC transaction.

●	Annualized net spread of 9.7%, up from 8.7% for the same period in 2014.
●	Debt/equity ratio of 3.2 to 1 as of March 31, 2015 compared to 2.5 to 1 as of March 31, 2014, reflecting our acquisition of ILFC.
●	Total assets of $44.1 billion as of March 31, 2015 compared to $43.9 billion as of December 31, 2014.

Net Income/Earnings Per Share

Set forth below are the details to reconcile reported net income to adjusted net income, including the specific adjustments.

	Three months ended March 31,
	2015	2014	% increase/ (decrease)
	(US dollars in millions except share and per share amounts)

Net income	$311.5	$54.7	469%

Adjusted for:
Mark-to-market of interest rate caps and swaps, net of tax	6.6	4.3	53%
Transaction and integration related expenses, net of tax	3.8	18.8	(80%)
Maintenance rights related expenses, net of tax	(17.3)	–	NA
Adjusted net income	$304.6	$77.8	292%

Adjusted earnings per share – basic	$1.44	$0.68	110%

First quarter 2015 adjusted net income increased 292% over the same period in 2014 and first quarter 2015 adjusted earnings per share increased 110% over the same period in 2014. The increases were driven primarily by the ILFC transaction.

Adjusted net income reflects expensing the maintenance rights asset over the remaining economic life of the aircraft as compared to expensing this asset during the remaining lease term as reflected in reported net income.  The maintenance rights asset represents the difference between the actual physical condition of the aircraft at the ILFC acquisition date and the value based on the contractual return conditions in the lease contracts. We believe this measure may further assist investors in their understanding of our operational and financial performance. The difference in the two methods will have no economic impact as it is non-cash and equalizes over time.

Revenue and Net Spread

	Three months ended March 31,
	2015	2014	% increase/ (decrease)
	(US dollars in millions)

Lease revenue:
Basic lease rents	$1,157.9	$234.9	393%
Maintenance rents and other receipts	71.2	14.2	401%
Lease revenue	1,229.1	249.1	393%
Net gain on sale of assets	33.7	9.8	244%
Other income	29.4	5.9	398%
Total revenues and other income	$1,292.2	$264.8	388%

Basic lease rents were $1,157.9 million for the first quarter of 2015, compared with $234.9 million for the same period in 2014. The increase was driven primarily by the ILFC transaction and new aircraft purchases. Our average lease assets for the first quarter 2015 were $36.4 billion, compared with $8.1 billion for the same period in 2014.

Lease revenue for the first quarter of 2015 was $1,229.1 million, compared with $249.1 million for the same period in 2014.

Net gain on sale of assets for the first quarter of 2015 was $33.7 million relating to 12 aircraft that were sold and 5 aircraft that were reclassified to finance leases, compared with $9.8 million for the same period in 2014.

Other income for the first quarter of 2015 was $29.4 million, compared with $5.9 million for the same period in 2014. The increase was driven by the ILFC acquisition and related primarily to income from our AeroTurbine subsidiary.

	Three months ended March 31,
	2015	2014	% increase/ (decrease)
	(US dollars in millions)

Basic lease rents	$1,157.9	$234.9	393%

Interest expense	287.6	63.0	357%
Adjusted for:
Mark-to-market of interest rate caps and swaps	(7.6)	(4.9)	54%
Adjusted interest expense	280.0	58.1	382%

Net interest margin, or net spread	$877.9	$176.8	396%

As shown in the table above, adjusted interest expense was $280.0 million in the first quarter of 2015, a 382% increase compared with the same period in 2014. Net spread was $877.9 million in the first quarter of 2015, a 396% increase compared with the same period in 2014.

Selling, General and Administrative Expenses

	Three months ended March 31,
	2015	2014	% increase/ (decrease)
	(US dollars in millions)

Share-based compensation expenses	24.8	2.4	933%
Other selling, general and administrative expenses	70.3	20.7	240%
Total selling, general and administrative expenses	$95.1	$23.1	312%

The increase in selling, general, and administrative expenses, period over period, reflects the ILFC acquisition.

Effective Tax Rate

AerCap's blended effective tax rate during the first quarter of 2015 was 13.5%. The blended effective tax rate for the year ended December 31, 2014 was 15.0%. The blended effective tax rate in any year is impacted by the source and amount of earnings among AerCap's different tax jurisdictions.

Financial Position

	March 31, 2015	December 31, 2014	% increase/ (decrease) over December 31, 2014
	(US dollars in millions except d/e ratio)

Total cash (incl. restricted)	$1,928.0	$2,207.8	(13%)
Flight equipment held for operating leases, net	32,626.8	31,984.7	2%
Total assets	44,083.8	43,867.4	0%
Debt	30,256.6	30,402.4	(0%)
Total liabilities	35,815.1	35,924.8	(0%)
Total equity	8,268.6	7,942.5	4%

Adjusted debt/equity ratio	3.2	3.4	(6%)

As of March 31, 2015, AerCap's portfolio consisted of 1,642 aircraft that were owned, on order, under contract or managed (including aircraft owned by AerDragon, a non-consolidated joint venture). The average age of the owned fleet as of March 31, 2015 was 7.6 years and the average remaining contracted lease term was 5.9 years.

Notes Regarding Financial Information Presented In This Press Release

The financial information presented in this press release is not audited.

The following is a definition of non-GAAP measures used in this press release and a reconciliation of each such measure to the most closely related GAAP measure. We believe these measures may further assist investors in their understanding of our operational performance.

Adjusted net income and adjusted earnings per share. These measures are determined by adding non-cash charges relating to gains and losses created by a mark-to-market of our interest rate caps and swaps, an adjustment for maintenance rights related expense, and transaction and integration related expenses, in each case during the applicable period and net of tax, to GAAP net income. The average number of shares is based on a daily average.

We use interest rate caps and swaps to allow us to benefit from decreasing interest rates and protect against the negative impact of rising interest rates on our floating rate debt. Management determines the appropriate level of caps in any period with reference to the mix of floating and fixed cash flows from our lease, debt and other contracts. We do not apply hedge accounting to our interest rate caps and some of our swaps. As a result, we recognize the change in fair value of these interest rate caps and swaps in our income statement during each period.

In connection with the ILFC transaction, we have recognized maintenance rights assets relating to the existing leases on the legacy ILFC aircraft. The adjustment for maintenance rights related expense is based on the difference between expensing the maintenance rights asset during the remaining lease term as described below as compared to expensing this asset straight-line over the remaining economic life of the aircraft. For those contracts that pay maintenance deposit rents during the lease term, the maintenance rights asset is expensed at the time the lessee provides us with evidence that a qualifying maintenance event related to pre-acquisition usage has been completed. For those contracts that have an end-of-lease compensation requirement relating to the maintenance condition of the aircraft, the maintenance rights asset is expensed upon lease termination to the extent the lease end cash compensation paid to us is less than the maintenance right asset.

In addition, adjusted net income excludes the following non-recurring charges:

●	First quarter 2015 adjusted net income of $304.6 million excludes expenses relating to the ILFC transaction and integration of $3.8 million, net of tax.

●	First quarter 2014 adjusted net income of $77.8 million excludes expenses relating to the ILFC transaction and integration of $18.8 million, net of tax.

In addition to GAAP net income and earnings per share, we believe these measures may further assist investors in their understanding of our operational performance in relation to past and future reporting periods. A reconciliation of adjusted net income to net income for the three month periods ended March 31, 2015 and 2014 is presented in a table under the Net Income/Earnings Per Share section of this press release.

Net interest margin, or net spread (refer to second table under Revenue and Net Spread section of this press release). This measure is the difference between basic lease rents and interest expense excluding the impact from the mark-to-market of interest rate caps. We believe this measure may further assist investors in their understanding of the changes and trends related to the earnings of our leasing activities. This measure reflects the impact from changes in the number of aircraft leased, lease rates, utilization rates, as well as the impact from changes in the amount of debt and interest rates.

Debt/equity ratio. This measure is the ratio obtained by dividing adjusted net debt by adjusted shareholders' equity. Adjusted net debt means consolidated total debt less cash and cash equivalents, and less a 50% equity credit with respect to $1.0 billion of subordinated debt. Adjusted shareholders' equity means total shareholders' equity, plus the 50% equity credit. Adjusted net debt and adjusted shareholders' equity are adjusted by the 50% equity credit to reflect the equity nature of that financing arrangement and to provide information in line with definitions under certain of our debt covenants.

Conference Call

In connection with the earnings release, management will host an earnings conference call today, Monday, May 11, 2015, at 9:00 am Eastern Time. The call can be accessed live by dialing (U.S./Canada) +1-212 444 0481 or (International) +31-20-716-8256 and referencing code 5739118 at least 5 minutes before start time, or by visiting AerCap's website at http://www.aercap.com under "Investor Relations".

In addition, an Investor & Analyst Meeting will be hosted by AerCap's management today, Monday, May 11, 2015, at 11:30 am Eastern Time at The New York Palace Hotel (Drawing room), 455 Madison Avenue, New York. Doors will open at 11:00 am.

A webcast replay of the earnings conference call will be archived in the "Investor Relations" section of the Company's website for one year.

To participate in either event, please register by emailing: aercap@instinctif.com

For further information, contact John Wikoff: +31-6-3169-9430 (jwikoff@aercap.com) or Mark Walter and Jenny Payne (Instinctif Partners): +44-20-7457-2020 (aercap@instinctif.com).

About AerCap Holdings N.V.

AerCap is the global leader in aircraft leasing with approximately 1,640 owned, managed or on order aircraft in its portfolio. AerCap has one of the most attractive order books in the industry. AerCap serves over 200 customers in approximately 90 countries with comprehensive fleet solutions and provides part-out and engine leasing services through its subsidiary, AeroTurbine. AerCap is listed on the New York Stock Exchange (AER) and has its headquarters in Amsterdam with offices in Dublin, Los Angeles, Shannon, Fort Lauderdale, Miami, Singapore, Shanghai, Abu Dhabi, Seattle and Toulouse.

Forward Looking Statements

This press release contains certain statements, estimates and forecasts with respect to future performance and events. These statements, estimates and forecasts are "forward-looking statements". In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as "may," "might," "should," "expect," "plan," "intend," "estimate," "anticipate," "believe," "predict," "potential" or "continue" or the negatives thereof or variations thereon or similar terminology. All statements other than statements of historical fact included in this press release are forward-looking statements and are based on various underlying assumptions and expectations and are subject to known and unknown risks, uncertainties and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied in the forward-looking statements. As a result, there can be no assurance that the forward-looking statements included in this press release will prove to be accurate or correct. In light of these risks, uncertainties and assumptions, the future performance or events described in the forward-looking statements in this press release might not occur. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and we do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements. We do not undertake any obligation to, and will not, update any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information regarding AerCap and to be added to our email distribution list, please visit http://www.aercap.com.

Financial Statements Follow

The results of ILFC have been consolidated in AerCap Holdings N.V.'s financial statements as of May 14, 2014, the completion date of the acquisition.

AerCap Holdings N.V.
 Unaudited Consolidated Balance Sheets
(In thousands of U.S. Dollars)

	March 31, 2015	December 31, 2014

Assets
Cash and cash equivalents	$1,594,018	$1,490,369
Restricted cash	333,985	717,388
Trade receivables	150,620	160,412
Flight equipment held for operating leases, net	32,626,760	31,984,668
Maintenance rights intangible and lease premium, net	3,799,296	3,906,026
Flight equipment held for sale	80,593	14,082
Net investment in finance and sales-type leases	414,117	347,091
Prepayments on flight equipment	3,368,191	3,486,514
Other intangibles, net	519,807	523,709
Deferred income tax assets	150,932	190,029
Other assets	1,045,431	1,047,092
Total Assets	$44,083,750	$43,867,380

Liabilities and Equity
Accounts payable, accrued expenses and other liabilities	$1,202,240	$1,195,880
Accrued maintenance liability	3,213,220	3,194,365
Lessee deposit liability	854,247	848,332
Debt	30,256,631	30,402,392
Deferred income tax liabilities	288,773	283,863
Total liabilities	35,815,111	35,924,832

Ordinary share capital €0.01 par value (350,000,000 ordinary shares authorized, 212,533,419 ordinary shares issued and outstanding at March 31, 2015 and 212,318,291 ordinary shares issued at December 31, 2014)	2,562	2,559
Additional paid-in capital	5,574,266	5,557,627
Accumulated other comprehensive loss	(6,726)	(6,895)
Accumulated retained earnings	2,621,981	2,310,486
Total AerCap Holdings N.V. shareholders’ equity	8,192,083	7,863,777
Non-controlling interest	76,556	78,771
Total Equity	8,268,639	7,942,548

Total Liabilities and Equity	$44,083,750	$43,867,380

AerCap Holdings N.V.
 Unaudited Consolidated Income Statements
(In thousands of U.S. Dollars, except share and per share data)

	Three months ended March 31,
	2015	2014

Revenues and other income
Lease revenue	$1,229,095	$249,061
Net gain on sale of assets	33,701	9,806
Other income	29,376	5,967
Total Revenues and other income	1,292,172	264,834

Expenses
Depreciation and amortization	452,229	89,785
Asset impairment	4,695	–
Interest expense	287,605	63,005
Leasing expenses `	92,685	12,783
Transaction and integration related expenses	4,385	21,478
Selling, general and administrative expenses	95,080	23,131
Total Expenses	936,680	210,182

Income from continuing operations before income taxes and income of investments accounted for under the equity method	355,492	54,652

Provision for income taxes	(47,990)	(4,647)
Equity in net earnings of investments accounted for under the equity method	1,868	3,698

Net income	309,370	53,703

Net loss attributable to non-controlling interest	2,125	1,008

Net income attributable to AerCap Holdings N.V.	$311,495	$54,711

Total basic earnings per share	$1.47	$0.48
Total diluted earnings per share	$1.45	$0.47

Weighted average shares outstanding – basic	212,119,050	113,644,703
Weighted average shares outstanding – diluted	214,823,708	116,213,907

AerCap Holdings N.V.
 Unaudited Consolidated Statements of Cash Flows
(In thousands of U.S. Dollars)

	Three months ended March 31,
	2015	2014

Net income	$309,370	$53,703
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	452,229	89,785
Asset impairment	4,696	–
Amortization of debt issuance costs and debt discount	11,188	20,403
Amortization of lease premium intangibles	6,263	1,608
Amortization of fair value adjustment on debt	(122,455)	–
Accretion of fair value adjustment on deposits and maintenance liabilities	21,920	–
Maintenance rights expense	57,751	–
Net gain on sale of assets	(33,701)	(9,806)
Deferred income taxes	44,007	25
Other	22,632	4,151
Changes in operating assets and liabilities:
Trade receivables	9,792	(4,021)
Other assets	12,200	2,153
Accounts payable, accrued expenses and other liabilities	(45,545)	(3,023)
Net cash provided by operating activities	750,347	154,978

Purchase of flight equipment	(1,044,294)	(164,584)
Proceeds from sale or disposal of assets	112,829	91,500
Prepayments on flight equipment	(108,661)	(26,513)
Collections of finance and sales-type leases	25,962	720
Movement in restricted cash	383,403	5,794
Net cash used in investing activities	(630,761)	(93,083)

Issuance of debt	413,569	193,003
Repayment of debt	(431,612)	(223,260)
Debt issuance costs paid	(4,920)	(27,003)
Maintenance payments received	136,971	29,849
Maintenance payments returned	(126,484)	(6,076)
Security deposits received	44,738	1,566
Security deposits returned	(45,676)	(5,111)
Net cash used in financing activities	(13,414)	(37,032)

Net increase in cash and cash equivalents	106,172	24,863
Effect of exchange rate changes on cash and cash equivalents	(2,523)	(241)
Cash and cash equivalents at beginning of period	1,490,369	295,514
Cash and cash equivalents at end of period	$1,594,018	$320,136